[LETTERHEAD OF THE BUSINESS LAW GROUP]



                                December 8, 2008

Ms. Jenifer Gallagher
U. S. Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549-7010

     Re: BWI Holdings, Inc. (formerly Gray Creek Mining, Inc.)
         Amendment No. 1 to Form 8-K
         Filed December 3, 2008
         File No. 333-145471

Dear Ms. Gallagher:

     We submit this letter to you on behalf of BWI Holdings, Inc. (the "Company") in connection with your December 4, 2008 letter pertaining to the above referenced document. We have carefully reviewed your comments and attempted to address fully each one in the Form 8-K pre-effective amendment. This letter keys our responses to your comments in the order they were received.

Form 8-K, Filed December 3, 2008

     1. Please amend your Form 8-K to state whether your former accountant resigned, declined to stand for re-election or was dismissed as of December 1, 2008. Indicate whether the decision to change accountants was recommended or approved by your board of directors.

                 The Amended Form 8-K addresses these concerns.

     2. Please amend your Form 8-K to disclose whether your former accountant's report on your financial statements for the past two fiscal years contained an adverse opinion, disclaimer of opinion, or was qualified or modified as to uncertainty in audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

                 The Amended Form 8-K addresses these concerns.

     3. Please state whether, during your two most recent fiscal years through December 1, 2008, you had any disagreements with your former accountant on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure as required by Item 304(a)(1)(iv) of Regulation S-K.

                 The Amended Form 8-K addresses these concerns.

Ms. Jenifer Gallagher
U. S. Securities & Exchange Commission
December 8, 2008


     4. Please amend your Form 8-K to include Exhibit 16, the letter from your former accountant as required by Item 304(a)(3) of Regulation S-K.

                   The letter has been attached as Exhibit 16.

     The Company fully realizes it is responsible for the adequacy and accuracy of the disclosure in the above filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We very much appreciate your guidance and sincerely hope that the revised document adequately addresses your concerns. Should you have any questions or comments, please feel free to call J. Bennett Grocock, Esq. at (407) 992-1101.

                                     Very Truly Yours,


                                     /s/ J. Bennett Grocock
                                     ---------------------------------
                                     J. Bennett Grocock
                                     The Business Law Group


cc: BWI Holdings, Inc.